                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.1)*

                      Rollins Environmental Services, Inc.
                   (now Laidlaw Environmental Services, Inc.)
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                                (NAME OF ISSUER)

                         Common Stock, $1.00 Par Value
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                         (TITLE OF CLASS OF SECURITIES)

                                     775709
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                                 (CUSIP NUMBER)

             James M. Plasynski, Westinghouse Electric Corporation,
            11 Stanwix Street, Pittsburgh, PA 15222, (412) 642-2591
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 15, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with the statement. X (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  (1)      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                          Westinghouse Electric Corporation
                          25-0877540

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  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)   [   ]
                                               (b)   [   ]

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  (3)      SEC USE ONLY

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  (4)      SOURCE OF FUNDS*

                           OO

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  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)

                                                      [   ]

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  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Incorporated in Pennsylvania

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                          (7) SOLE VOTING POWER
                                          0 (See Amended Item 5)
   Number of              ---------------------------------------------
    Shares
 Beneficially             (8) SHARED VOTING POWER
  Owned by                                0
Each Reporting
   Person                 --------------------------------------------
    With                  (9)  SOLE DISPOSITIVE POWER
                                          0 (See Amended Item 5)

                          --------------------------------------------
                          (10) Shared Dispositive Power
                                          0

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  (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          0 (See Amended Item 5)

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  (12)    CHECK IF THE  AGGREGATE  AMOUNT  IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                      [    ]

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  (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       0

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  (14)    TYPE OF REPORTING PERSON*                     CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The Schedule 13D filed on April 11, 1995 by Westinghouse Electric Corporation ("Westinghouse"), is hereby amended by this Amendment No. 1 as follows:

1. The second paragraph of Item 2 is amended by substituting therefor the following paragraph: "Westinghouse is a global company which operates its businesses through the Westinghouse/CBS Group and the Industries & Technology Group. The Westinghouse/CBS Group combines the media operations of CBS Inc. and Infinity Broadcasting Corporation, which Westinghouse acquired in 1995 and 1996, respectively, and Group W Broadcasting. The Westinghouse/CBS Group operates in the principal business areas of television and radio broadcasting and cable programming. The Industries & Technology Group operates in the principal business areas of power generation systems, transport temperature control, and chemical and nuclear materials management."
         Schedule I of Item 2 is also amended by substituting therefor the attached Schedule I. Item 2 is further amended to report that except for Robert E. Cawthorn and David K. P. Li, who are both British citizens, each person identified in Schedule I hereto is a United States citizen.

2. Item 4 is amended to report that on May 15, 1997, Westinghouse exchanged the Debenture for a $60,000,000 note (the "Note") from Laidlaw Environmental Services, Inc. Rollins acquired the stock of Laidlaw Chem-Waste, Inc. from Laidlaw Transporation, Inc. on May 15, 1997. Following the acquisition the name of Rollins was changed to Laidlaw Environmental Services, Inc.

3. Item 5 is amended to report that on May 15, 1997, Westinghouse exchanged the Debenture for the Note. Westinghouse thereby ceased to be a beneficial owner of the Common Stock of Rollins on that date.

4. Any information previously included in the Schedule 13D, and not revised or modified as described in this Amendment No. 1 remains unchanged.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:   May 19, 1997

                                   WESTINGHOUSE ELECTRIC CORPORATION

                                   By: /s/ ANGELINE C. STRAKA
                                      ------------------------------
                                       Angeline C. Straka
                                       Vice President, Secretary and
                                       Associate General Counsel

                                   Schedule I

                      Name, business address, and present
                     principal occupation or employment of
                    the directors and executive officers of
                       Westinghouse Electric Corporation

                                   Directors

                                             Present Principal Occupation
Name, Business Address                       and Address of Employment

Frank C. Carlucci                            Chairman
The Carlyle Group                            The Carlyle Group
1001 Pennsylvania Avenue, N.W.               1001 Pennsylvania Avenue, N.W.
Washington, DC 20004-2505                    Washington, DC 20004-2505

Robert E. Cawthorn                           Chairman Emeritus
Rhone-Poulenc Rorer, Inc.                    Rhone-Poulenc Rorer, Inc.
500 Arcola Rd.                               500 Arcola Rd.
Collegeville, PA 19426                       Collegeville, PA 19426

Gary M. Clark                                Vice Chairman and President
Westinghouse Electric Corporation            Westinghouse Electric Corporation
11 Stanwix St.                               11 Stanwix St.
Pittsburgh, PA 15222                         Pittsburgh, PA 15222

George H. Conrades                           Chairman and CEO
BBN Corporation                              BBN Corporation
150 Cambridge Park Drive                     150 Cambridge Park Drive
Cambridge, MA 02140                          Cambridge, MA 02140

William H. Gray III                          President and CEO
The College Fund/UNCF                        The College Fund/UNCF
8260 Willow Oaks Corporate Drive             8260 Willow Oaks Corporate Drive
P. O. Box 10444                              P. O. Box 10444
Vienna, VA 22031                             Vienna, VA 22031

Michael H. Jordan                            Chairman and CEO
Westinghouse Electric Corporation            Westinghouse Electric Corporation
11 Stanwix St.                               11 Stanwix St.
Pittsburgh, PA 15222                         Pittsburgh, PA 15222

Mel Karmazin                                 Chairman and CEO
CBS Radio                                    CBS Radio
40 W. 57th Street                            40 W. 57th Street
New York, NY 10019                           New York, NY 10019

David K. P. Li                               Chairman and Chief Executive
The Bank of East Asia, Limited               The Bank of East Asia, Limited
10 Des Voeux Road Central                    10 Des Voeux Road Central
Hong Kong                                    Hong Kong

Peter A. Lund                                President and CEO
CBS Television and Cable Group               CBS Television and Cable Group
51 W. 52nd Street                            51 W. 52nd Street
New York, NY 10019                           New York, NY 10019

David T. McLaughlin                          Chairman and CEO
The Aspen Institute                          The Aspen Institute
P. O. Box 222                                P. O. Box 222
2010 Carmichael Road                         2010 Carmichael Road
Queenstown, MD 21658                         Queenstown, MD 21658

Richard R. Pivirotto                         President
Richard R. Pivirotto Co., Inc.               Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Road                     111 Clapboard Ridge Road
Greenwich, CT  06830                         Greenwich, CT 06830

Raymond W. Smith                             Chairman & CEO
Bell Atlantic Corporation                    Bell Atlantic Corporation
1717 Arch Street, 32nd Floor                 1717 Arch Street, 32nd Floor
Philadelphia, PA 19103                       Philadelphia, PA 19103

Paula Stern                                  President
The Stern Group, Inc.                        The Stern Group, Inc.
3314 Ross Place NW                           3314 Ross Place NW
Washington, DC 20008                         Washington, DC 20008

Robert D. Walter                             Chairman and CEO
Cardinal Health, Inc.                        Cardinal Health, Inc.
5555 Glendon Court                           5555 Glendon Court
Dublin, OH 43016                             Dublin, OH 43016

                               Executive Officers

                                              Present Principal Occupation
  Name, Business Address                      and Address of Employment
  Michael H. Jordan                           Chairman and CEO
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  Gary M. Clark                               Vice Chairman and President
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  Louis J. Briskman                           Senior Vice President and General Counsel
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  Francis J. Harvey                           Executive Vice President and Chief Operating Officer
  Westinghouse Electric Corporation           Industries & Technology Group
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA   15222

  Mel Karmazin                                Chairman and CEO
  CBS Radio                                   CBS Radio
  40 W. 57th Street                           40 W. 57th Street
  New York, NY  10019                         New York, NY  10019

  Peter A. Lund                               President and CEO
  CBS Television and Cable Group              CBS Television and Cable Group
  51 W. 52nd Street                           51 W. 52nd Street
  New York, NY  10019                         New York, NY 10019

  Charles W. Pryor, Jr.                       President - Energy Systems
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Energy Center                               Energy Center
  4350 Northern Pike                          4350 Northern Pike
  Monroeville, PA  15146                      Monroeville, PA  15146

  Fredric G. Reynolds                         Executive Vice President
  Westinghouse Electric Corporation             and Chief Financial Officer
  Westinghouse Building                       Westinghouse Electric Corporation
  11 Stanwix Street                           Westinghouse Building
  Pittsburgh, PA  15222                       11 Stanwix Street
                                              Pittsburgh, PA  15222

  Carol V. Savage                             Vice President and Chief Accounting Officer
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  Westinghouse Building                       Westinghouse Building
  11 Stanwix Street                           11 Stanwix Street
  Pittsburgh, PA  15222                       Pittsburgh, PA  15222

  James F. Watson, Jr.                        President - Thermo King
  Thermo King Corporation                     Thermo King Corporation
  314 W. 90th Street                          314 W. 90th Street
  Minneapolis, MN  55420                      Minneapolis, MN  55420

  Randy H. Zwirn                              President - Power Generation
  Westinghouse Electric Corporation           Westinghouse Electric Corporation
  The Quadrangle                              The Quadrangle
  4400 Alafaya Trail                          4400 Alafaya Trail
  Orlando, FL  32826-2399                     Orlando, FL  32826-2399